Report on Annual Meeting of Shareholders

	The Annual Meeting of Shareholders of The Zweig Fund,
Inc. was held on May 14, 2013. The meeting was held for purposes of electing two (2) nominees to the Board of Directors.

   The results were as follows:

Election Directors
                            Votes For     Votes Withheld

George R. Aylward          15,980,233      2,454,096

William H. Wright II       16,172,976      2,261,353

      Based on the foregoing, George R. Aylward was re-elected and William H. Wright II was elected as Directors. The Fund's other Directors who continue in office are Charles H. Brunie, Wendy Luscombe, James B. Rogers, Jr., and R. Keith Walton.